EXHIBIT 99.1

O2Micro Reports First Quarter 2021 Financial Results

GEORGE TOWN, Grand Cayman, April 30, 2021 (GLOBE NEWSWIRE) --

Operational Highlights:

  2021 Q1 revenue was $23.2 million, and within the guidance provided on February 5th, 2021.

  Revenue increased 49.1% compared to the same quarter in 2020.

  GAAP net income was $0.08 per fully diluted ADS, up from $(0.06) per ADS, for the same quarter a year ago.

  O2Micro expects second quarter 2021 revenue to be in the range of $23.2 million to $25.1 million.

O2Micro® International Limited (NASDAQ: OIIM)(“O2Micro), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the First Quarter ending March 31st, 2021.

Financial Highlights for the First Quarter ending March 31st, 2021:
O2Micro reported first quarter 2021 revenue of $23.2 million. Revenue was up 49.1% from the same quarter in the previous year. The gross margin in the first quarter of 2021 was 51.6%, which was down from 51.9% in the same quarter of 2020. During the first quarter of 2021, the company recorded total GAAP operating expenses of $9.6 million and was up from $8.7 million in the first quarter of 2020. The GAAP operating margins for the first quarter of 2021 was 10.2% compared to (-3.7%) in the first quarter of 2020. The Company reported 2021 Q1 GAAP net income of $2.5 million, or $0.08 per fully diluted ADS, compared to a GAAP net loss of $1.5 million, or ($0.06) per ADS in the comparable quarter of 2020.

Supplementary Data:
The Company ended the first quarter of 2021 with $47.6 million in unrestricted cash and short-term investments or $1.68 per outstanding ADS, along with 327 employees worldwide of which 187 are engineers.

Management Commentary:
"O2Micro’s growth momentum continued into Q1 with a 49.1% revenue increase over the same quarter in 2020, a net income of $2.5 million and an 10.7% profit margin (GAAP), compared to net loss of $1.5 million in the first quarter of 2020.  We see advanced rising demand for our backlighting products in monitors, televisions, notebooks, and tablets as they sustained their upward trend through Q1. On the other hand, the strong revenue from our battery group extended across all sectors as our proprietary mixed signal designs enriched cordless devices for a wide range of uses within the home and commercial markets.  Expanding acceptance of our technology resulted in additional Top Tier and OEM manufacturers’ choosing O2Micro Integrated circuits,” said Sterling Du, O2Micro’s Chairman and CEO. “These factors, along with continued management of operational costs, shows confidence that our business fundamentals are leading O2Micro into sustainable long-term profitability.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its first quarter conference call on Friday April 30th, 2021, at 6:00AM Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 8307381

Participants, Int'l Toll: +1 323-289-6576
Participants, US/CAN: 866-248-8441

The Call-in Audio Replay will be available following the call from April 30th , 2021, 12:00PM Eastern Time (US & Canada) through May 14th, 2021, 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VklkSk9PNlhsZUVUb08zekNaODVUYy91NFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlREN2ZxN0h0N1IwWTdXakRoU0RYeWpRPT0=
An online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended
	March 31,
	2021	2020

OPERATING REVENUES	$23,236	$15,581

COST OF REVENUES	11,246	7,490

GROSS PROFIT	11,990	8,091

OPERATING EXPENSES
Research and development (1)	4,566	4,141
Selling, general and administrative (1)	5,056	4,521

Total Operating Expenses	9,622	8,662

INCOME (LOSS) FROM OPERATIONS	2,368	(571)

NON-OPERATING INCOME (LOSS)
Interest income	76	187
Net loss recognized on long-term investments	-	(1,100)
Foreign exchange gain – net	42	32
Government grants	110	9
Other – net	130	108
Total Non-operating Income (Loss)	358	(764)

INCOME (LOSS) BEFORE INCOME TAX	2,726	(1,335)

INCOME TAX EXPENSE	244	205

NET INCOME (LOSS)	2,482	(1,540)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(200)	(246)
Unrealized pension gain	-	-
Total Other Comprehensive Loss	(200)	(246)

COMPREHENSIVE INCOME (LOSS)	$2,282	$(1,786)

EARNINGS (LOSS) PER ADS
Basic	$0.09	$(0.06)
Diluted	$0.08	$(0.06)

ADS UNITS USED IN LOSS PER ADS CALCULATION:
Basic (in thousands)	27,964	26,720
Diluted (in thousands)	31,400	26,720

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$91	$80
Selling, general and administrative	$314	$317

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In Thousand U.S. Dollars, Except Share Amounts)

	March 31,	December 31,
	2021	2020

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$20,105	$18,752
Restricted cash	37	37
Short-term investments	27,525	29,054
Accounts receivable – net	17,436	16,430
Inventories	14,748	12,588
Prepaid expenses and other current assets	3,292	2,548
Total Current Assets	83,143	79,409

LONG-TERM INVESTMENTS	992	992

PROPERTY AND EQUIPMENT – NET	19,456	17,266

OTHER ASSETS	3,918	4,369

TOTAL ASSETS	$107,509	$102,036

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$9,850	$7,995
Income tax payable	360	272
Lease liabilities	1,047	865
Accrued expenses and other current liabilities	5,167	5,934
Total Current Liabilities	16,424	15,066

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	169	177
Deferred income tax liabilities	634	545
Lease liabilities	2,149	2,091
Other liabilities	67	68
Total Other Long-Term Liabilities	3,019	2,881

Total Liabilities	19,443	17,947

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of March 31, 2021 and December 31, 2020 Outstanding – 1,413,602,450 and 1,361,886,000 shares as of March 31, 2021 and
December 31, 2020, respectively	33	33
Additional paid-in capital	142,342	143,422
Accumulated deficits	(44,579)	(46,744)
Accumulated other comprehensive income	5,540	5,740
Treasury stock – 255,434,150 and 307,150,600 shares as of March 31, 2021 and December 31, 2020, respectively	(15,270)	(18,362)
Total Shareholders’ Equity	88,066	84,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$107,509	$102,036

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com

Gregory Communications FCA
Joe Hassett
joeh@gregoryfca.com